02018786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. FEB 2 5 2002 501

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/00 (MM/DD/YY) AND ENDING 06-29-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Clearing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500

(No. and Street)

Dallas, Texas 75270

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

200 Crescent Court, Suite 300, Dallas, Texas 75201-1885

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David Glatstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Clearing Corporation, as of June 29, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sandra J. Smith
Notary Public, State of Texas
My Comm. Expires 01/25/02

Notary Public

Signature

President & Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

The Board of Directors
Southwest Clearing Corporation:

We have audited the accompanying statements of financial condition of Southwest Clearing Corporation (a wholly owned subsidiary of Southwest Securities Group, Inc.) as of June 29, 2001 and June 30, 2000, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Clearing Corporation as of June 29, 2001 and June 30, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

August 1, 2001

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Financial Condition

June 29, 2001 and June 30, 2000

Assets		**2001**	**2000**
Cash	$	250,000	250,000
Securities owned, at market value		1,147,171	1,089,590
Other assets		44,900	3,300
	$	1,442,071	1,342,890
Liabilities and Stockholder's Equity			
Accounts payable to affiliate (note 3)	$	110,655	28,085
Stockholder's equity (note 2):			
Preferred stock with $20 par value, authorized 100,000 shares, none issued and outstanding		—	—
Class A common stock with $1 par value, authorized 10,000 shares, 1,000 shares issued and outstanding		1,000	1,000
Class B common stock with $1 par value, authorized 10,000 shares, none issued and outstanding		—	—
Additional paid-in capital		1,269,000	1,269,000
Retained earnings		61,416	44,805
		1,331,416	1,314,805
	$	1,442,071	1,342,890

See accompanying notes to financial statements.

SOUTHWEST CLEARING CORPORATION

(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Income

Years ended June 29, 2001 and June 30, 2000

		2001	2000
Revenues - interest	$	57,762	52,328
Expenses - miscellaneous		(32,207)	(660)
Income before income taxes		25,555	51,668
Income tax expense (note 3)		8,944	18,083
Net income	$	16,611	33,585

See accompanying notes to financial statements.

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Stockholder's Equity

Years ended June 29, 2001 and June 30, 2000

	Preferred stock		Class A common stock		Class B common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at June 25, 1999	—	$ —	1,000	$ 1,000	—	$ —	1,269,000	11,220	1,281,220
Net income	—	—	—	—	—	—	—	33,585	33,585
Balance at June 30, 2000	—	—	1,000	1,000	—	—	1,269,000	44,805	1,314,805
Net income	—	—	—	—	—	—	—	16,611	16,611
Balance at June 29, 2001	—	$ —	1,000	$ 1,000	—	$ —	1,269,000	61,416	1,331,416

See accompanying notes to financial statements.

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Statements of Cash Flows

Years ended June 29, 2001 and June 30, 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	16,611	33,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable from affiliate		—	2,912
Securities owned		(57,581)	(58,540)
Other assets		(41,600)	—
Accounts payable to affiliate		82,570	22,043
Net cash provided by operating activities		—	—
Change in cash		—	—
Cash at beginning of year		250,000	250,000
Cash at end of year	$	250,000	250,000

See accompanying notes to financial statements.

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Notes to Financial Statements

June 29, 2001 and June 30, 2000

(1) Summary of Significant Accounting Policies

(a) General

Southwest Clearing Corporation (Company) is a wholly owned subsidiary of Southwest Securities Group, Inc. (Parent). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (Act).

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal years for 2001 and 2000 ended on June 29, 2001 and June 30, 2000, respectively.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed as of or during the years ended June 29, 2001 and June 30, 2000.

(b) Cash Flow Reporting

For purposes of the statements of cash flows, the Company considers cash to include cash on hand and in depository accounts.

No interest or income tax was paid in 2001 or 2000.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Securities Owned

At June 29, 2001 and June 30, 2000, securities owned consisted of money market investments.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At June 29, 2001, the Company had net capital of $1,263,573, which is $1,013,573 in excess of its minimum net capital requirement of $250,000 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 29, 2001, the Company had net capital of $1,143,573 in excess of 5% of aggregate debit items.

(3) Federal Income Taxes

The Company files a consolidated Federal income tax return with the Parent. For financial statement purposes, current income taxes are computed as if the Company filed a separate entity income tax return. The income tax payable is netted against prior year tax benefits and included in accounts payable to affiliate. Also included in accounts payable to affiliate are income taxes payable to SWS Securities, Inc. in the amount of $1,514.

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. There were no temporary tax differences for the years ended June 29, 2001 and June 30, 2000.

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934

June 29, 2001

Total stockholder's equity from the statement of financial condition	$	1,331,416
Deductions and/or charges - total nonallowable assets		—
Net capital before haircuts		1,331,416
Haircuts on securities positions		(67,843)
Net capital		1,263,573
Net capital requirement:		
Greater of 2% aggregate debit items as shown in computation of special reserve requirement on Schedule 2 ($0 x 2% = $0) or $250,000		250,000
Excess net capital	$	1,013,573
Net capital in excess of the greater of 5% aggregate debit items or $120,000	$	1,143,573

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 29, 2001 filed by the Company with the National Association of Securities Dealers, Inc. on July 25, 2001.

See accompanying independent auditors' report.

Schedule 2

SOUTHWEST CLEARING CORPORATION

(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Computation of Special Reserve Requirement Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934

June 29, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits in all suspense accounts over 30 calendar days		—
Transfers in excess of 40 calendar days		—
Other		—
		—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Other		—
Aggregate debits		—
Less 3% haircut		—
		—
Excess of total credits over total debits	$	—
Reserve requirement at June 29, 2001:		
Amount of securities held in "Reserve Bank Accounts" at June 29, 2001	$	—
Deposit made within required time frames of qualified securities		—
Amount of securities held in "Reserve Bank Accounts"	$	—

Note: The above computation does not differ materially from the computation of the special reserve requirement prepared by the Company as of June 29, 2001 and filed with the National Association of Securities Dealers, Inc. on July 25, 2001 on Form X-17A-5.

See accompanying independent auditors' report.

Schedule 3

SOUTHWEST CLEARING CORPORATION

(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Computation for Determination of
PAIB Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Act of 1934

June 29, 2001

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	—
Monies borrowed collateralized by securities carried for PAIB		—
Monies payable against PAIB securities loaned		—
PAIB securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to PAIB		—
Other		—
		—
Debit balances:		
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		—
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		—
Failed to deliver of PAIB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written		—
Other		—
		—
Excess of total PAIB debits over total PAIB credits	$	—

Note: The above computation does not differ materially from the computation for determination of PAIB reserve requirements prepared by the Company as of June 29, 2001 and filed with the National Association of Securities Dealers, Inc. on July 25, 2001 on Form X-17A-5.

See accompanying independent auditors' report.

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

June 29, 2001

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of June 29, 2001 for which instructions to reduce to possession or control had been issued as of June 29, 2001 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items		—
Market value	$	—

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 29, 2001 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items		—
Market value	$	—

See accompanying independent auditors' report.

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Southwest Clearing Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Clearing Corporation (a wholly owned subsidiary of Southwest Securities Group, Inc.) (the Company) for the year ended June 29, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 29, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

August 1, 2001

KPMG

SOUTHWEST CLEARING CORPORATION
(a wholly owned subsidiary of Southwest Securities Group, Inc.)

Financial Statements and Schedules

June 29, 2001 and June 30, 2000

(With Independent Auditors' Report Thereon)